TRANSGENE TO VOLUNTARILY DELIST FROM NASDAQ

Strasbourg, France, September 21, 2005 – Transgene (Paris Eurolist: FR0005175080; Nasdaq: TRGNY) today announced it will voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq National Market (“Nasdaq”) effective at close of trading on September 23, 2005. The company has made this decision in light of the low trading volume of the ADSs and the growing costs of maintaining the dual listings on the Nasdaq and Paris Eurolist markets. The savings will be used in the further development of Transgene’s clinical pipeline.

The ADSs represented 0.62 % of Transgene’s share capital at the end of August 2005. Over the last three months, the daily traded volume on the Nasdaq averaged less than 5% of the total  shares traded.

“The costs of maintaining a dual listing in an increasingly regulated environment are becoming a serious burden for a company like Transgene,” said Philippe Archinard, Chief Executive Officer. “We have decided to focus our efforts and resources on the most active stock market.”

Transgene has also decided to terminate its American Depository Receipt (“ADR”) facility with the Bank of New York. The Bank of New York will shortly notify the ADR holders about the termination and the holders’ rights with respect to the ADRs.

Transgene is a France-based biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs, technologies available for out-licensing and viral vectors bio-manufacturing capacities.

Press Contacts:

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Philippe Poncet, CFO +33 3 88 27 91 21	Estelle Guillot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 93